Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Supplement Dated May 21, 2015

This supplement updates the Contract Prospectus and Contract Prospectus Summary for Multiple Sponsored Retirement Options II, and provides specific information relative to the Contracts offered to the Florida University System Optional Retirement Program ("SUSORP") and the Florida Senior Management Service Optional Annuity Program ("SMSOAP"). The SUSORP and SMSOAP are collectively referred to herein as the "Program". Please keep this with your Contract Prospectus and Contract Prospectus Summary for future reference.

Fixed Interest Option:
The fixed interest option available through the contract under the Program is the Fixed Plus Account II. **See Appendix II in the Contract Prospectus for information about Fixed Plus Account II.**

Variable Investment Options:

The following funds are added to the list of available funds under the contract on page 2 of the Contract Prospectus and Contract Prospectus Summary, and are only available through the Program:

The Funds*

Aberdeen International Equity Fund (Institutional Class)	Metropolitan West Total Return Bond Fund (Class I)
Delaware Smid Cap Growth Fund (Institutional Class)	Neuberger Berman Socially Responsive Fund (Institutional Shares)
DFA Emerging Markets Core Equity Portfolio (Institutional Class Shares)	T. Rowe Price Institutional Large-Cap Growth Fund
DFA Inflation-Protected Securities Portfolio (Institutional Class Shares)	Touchstone Value Fund (Institutional Class)
DFA U.S. Targeted Value Portfolio (Institutional Class Shares)	

*See "**MORE INFORMATION ABOUT THE FUNDS**" for details about each fund's investment adviser/subadviser and investment objective. The funds are available to the general public in addition to being available through variable annuity contracts. See **"FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contract.**

FEE TABLE

The Maximum Periodic Fees and Charges subsection of the Fee Table in the Contract Prospectus and Contract Prospectus Summary is deleted and replaced with the following:

	Applicable to Texas K-12 contracts	Applicable to contracts under the SUSORP and SMSOAP Program	Applicable to all other contracts
Maximum Annual Maintenance Fee[4]	$0.00	$75[5]	$50
Separate Account Annual Expenses[4] (as a percentage of average account value)			
Maximum Mortality and Expense Risk Charge[6]	1.25%	0%	1.50%
Maximum Administrative Expense Charge	0.25%[7]	0%	0.25%[8]
Maximum Total Separate Account Expenses	1.50%	0%	1.75%

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[4] These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[5] This fee may be reduced based upon certain criteria such as number of participants in the Program.

[6] A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. See **"DEATH BENEFIT."**

[7] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually. See **"FEES – Administrative Expense Charge."**

[8] We may not impose this charge. We reserve the right, however, to charge up to 0.25% annually. See **"FEES – Administrative Expense Charge."**

Fund Fees and Expenses

The Fund Fees and Expenses subsection of the Fee Table is deleted and replaced with the following:

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		Applicable to the contracts under the SUSORP and SMSOAP Program		Applicable to all other contracts	
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.44%	0.12%	1.03%	0.27%	1.51%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.250%) for all contracts other than contracts under the SUSORP and SMSOAP Program, and 0.608% for contracts under the SUSORP and SMSOAP Program, and the fund fees and expenses applicable to each type of contract.

Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Applicable to Texas K-12 Contracts	$960	$1,494	$2,046	$3,261	$297	$910	$1,548	$3,261
Applicable to contracts under the SUSORP and SMSOAP Program	$167	$517	$891	$1,941	$167	$517	$891	$1,941
Applicable to all other contracts	$861	$1,600	$2,252	$3,783	$354	$1,077	$1,822	$3,783

Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Applicable to Texas K-12 Contracts	$851	$1,162	$1,487	$2,084	$180	$557	$959	$2,084
Applicable to contracts under the SUSORP and SMSOAP Program	$74	$233	$405	$904	$74	$233	$405	$904
Applicable to all other contracts	$744	$1,252	$1,673	$2,606	$230	$709	$1,215	$2,606

* This example will not apply if, during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

FEES

The maximum amount of the Annual Maintenance Fee, as shown in the "Periodic Fees and Charges" subsection of the Fees section in the Contract Prospectus and Contract Prospectus Summary is deleted and replaced with the following:

Annual Maintenance Fee

Maximum Amount. $0 for Texas K-12 contracts
$75.00 for contracts under the SUSORP and SMSOAP Program
$50.00 for all other contracts

MORE INFORMATION ABOUT THE FUNDS

The following information about the funds available through **contracts under the SUSORP and SMSOAP Program** is added to APPENDIX V of the Contract Prospectus and Contract Prospectus Summary.

Fund Name Investment Adviser/Subadviser(s)	Investment Objective(s)
Aberdeen International Equity Fund **Investment Adviser:** Aberdeen Asset Management Inc. **Subadviser:** Aberdeen Asset Managers Limited ("AAML")	Seeks long-term capital appreciation by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including emerging countries.
Delaware Smid Cap Growth Fund **Investment Adviser:** Delaware Management Company **Subadviser:** Jackson Square Partners, LLC (JSP)	Seeks long-term capital appreciation.
DFA Emerging Markets Core Equity Portfolio **Investment Adviser:** Dimensional Fund Advisors LP **Subadvisers:** Dimensional Fund Advisors Ltd. and DFA Australia Limited	Achieve long-term capital appreciation.
DFA Inflation-Protected Securities Portfolio **Investment Adviser:** Dimensional Fund Advisors LP	Provide inflation protection and earn current income consistent with inflation-protected securities.
DFA U.S. Targeted Value Portfolio **Investment Adviser:** Dimensional Fund Advisors LP	Achieve long-term capital appreciation.
Metropolitan West Total Return Bond Fund **Investment Adviser:** Metropolitan West Asset Management, LLC	Seeks to maximize long-term total return.

Fund Name Investment Adviser/Subadviser(s)	Investment Objective(s)
Neuberger Berman Socially Responsive Fund **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
T. Rowe Price Institutional Large-Cap Growth Fund **Investment Adviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks to provide long-term capital appreciation through investments in common stocks of growth companies.
Touchstone Value Fund **Investment Adviser:** Touchstone Advisors, Inc. **Subadviser:** Barrow, Hanley, Mewhinney & Strauss, LLC	Seeks to provide investors with long-term capital growth.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***